                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   ----------


                                 Schedule 13G/A
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 1)







                                Page 1 of 5 Pages

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CUSIP NO. 109195 10 7                 13G                   Page 2 of 5 Pages
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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       Robert D. Lurie
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [ ]
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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
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      NUMBER OF          5     SOLE VOTING POWER

       SHARES                           548,500
                   -------------------------------------------------------------
    BENEFICIALLY         6     SHARED VOTING POWER

      OWNED BY                          1,651
                  -------------------------------------------------------------
        EACH             7     SOLE DISPOSITIVE POWER

      REPORTING                          548,500
                   -------------------------------------------------------------
       PERSON            8     SHARED DISPOSITIVE POWER

        WITH                            1,651
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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       550,151
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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                 [ ]

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                       4.7%
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     12       TYPE OF REPORTING PERSON*

                       IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 109195 10 7                 13G                   Page 3 of 5 Pages
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Item 1(a).          Name of Issuer:               Bright Horizons Family
                                                  Solutions, Inc. ("BFAM")

Item 1(b).          Address of Issuer's           One Kendall Square
                    Principal Executive           Building 200
                    Offices:                      Cambridge, MA 02139

Item 2(a).          Name of Person Filing:        Robert D. Lurie

Item 2(b).          Address of Principal          35 Sky Line Drive
                    Business Office or, if        Morris Township, NJ 07960
                    none, Residence:

Item 2(c).          Organization/Citizenship:     United States citizen

Item 2(d).          Title of Class                Common stock, $.01 par value
                    of Securities:                ("Common Stock")

Item 2(e).          CUSIP Number:                 109195 10 7

Item 3.             Inapplicable.

Item 4.             Ownership.

                                                                                                       Shared
                 Total Shares          Percent         Sole           Shared            Sole            Power
                of Common Stock          of           Voting          Voting          Power to            to
Person        Beneficially Owned      Class(1)         Power           Power          Dispose          Dispose
------        ------------------      --------         -----           -----          -------          -------
Robert D.         550,151(2)            4.7%          548,500          1,651          548,500            1,651
Lurie

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(1) Based on 11,814,768 shares of Common Stock outstanding as of December 31, 1999, plus 1,000 shares of Common Stock subject to options held by the reporting person, which are exercisable within 60 days of December 31, 1999.
(2) Includes 1,651 shares held by the spouse of the reporting person and 1,000 shares which the reporting person had the right to acquire within 60 days of December 31, 1999 upon exercise of options.

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CUSIP NO. 109195 10 7                 13G                   Page 4 of 5 Pages
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Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10.          Certifications.

                           Inapplicable.

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CUSIP NO. 109195 10 7                 13G                   Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      02/14/00
                                      ------------------------------------------
                                      Date



                                      /s/ Robert D. Lurie
                                      ------------------------------------------
                                      (Signature)



                                      Robert D. Lurie
                                      ------------------------------------------
                                      (Name/Title)